Exhibit (b)(2)
FEDERAL HOME LOAN BANK OF CHICAGO
MEMBER PRODUCTS AND CREDIT POLICY
Mission Statement of the Federal Home Loan Bank of Chicago
The mission of the Federal Home Loan Bank of Chicago is to deliver value to its members and housing associates, and to promote and support their growth and success, by providing:
•	Highly reliable liquidity;

•	Secured advances, wholesale mortgage financing, and other products and services designed to meet members’ needs; and

•	Direct financial support for members’ affordable housing and community investment programs.

INTRODUCTION
This Member Products and Credit Policy (the “Policy”) is adopted by the Board of Directors (the “Board”) of the Federal Home Loan Bank of Chicago (the “FHLBC”) and is effective as of June 1, 2009. The Policy describes the FHLBC’s products and services offered to its members and housing associates. The Policy also describes the terms and conditions under which the FHLBC will extend credit to its members and housing associates.
The Policy is approved by the Board, which reviews the Policy annually, amends it periodically as appropriate, and re-adopts the Policy and any interim amendments not less than every three years. The Policy is governed by the Federal Home Loan Bank Act (the “Act”) and the Federal Housing Finance Agency (“FHFA”) regulations issued in connection therewith (the “Regulations”), together with the policies and directives issued in connection with the Act and the Regulations. Administration of the Policy will be in accordance with the provisions of the Act, the Regulations, and such policies and directives, including the requirement that the FHLBC administer its business policies fairly and impartially and without discrimination in favor of or against any member. To the extent that any provision of the Policy is found to be inconsistent with the Act, the Regulations, or any policy or directive, the Act, the Regulations, or such policy or directive shall govern.
The Policy is supplemented by the following publications of the FHLBC:
•	The Member Products Guide;

•	The Collateral Guidelines;

•	The Mortgage Partnership Finance® (“MPF®”) Program Origination Guide;

•	The MPF Program Servicing Guide; and

•	The MPF Xtra™ Manual
Details of the process for accessing credit and pledging collateral are contained in the Policy, the Member Products Guide, and the Collateral Guidelines. Authority to amend the Collateral Guidelines has been delegated by the Board to the Credit and Collateral Committee. Such amendments thus do not require the approval of the Board, provided that nothing in the Collateral Guidelines may contradict the Policy. In addition, the Board has delegated to the FHLBC’s President the authority to amend or modify any of the prices, fees, or other information contained in Schedule A to the Policy.
For purposes of the Policy, the term “member” generally will be used to refer to both members and housing associates, unless the context otherwise requires a specific reference to either members or housing associates.
All references to the “Credit Policy Statement” or “Credit Policy” or “Credit Policy (Collateral)” in the FHLBC’s Advances, Collateral Pledge, and Security Agreement or other FHLBC agreements shall mean the Policy as it is in effect from time to time and as supplemented by the Member Products Guide and the Collateral Guidelines, each as may be amended from time to time. To the extent that any provision of the Member Products Guide or Collateral Guidelines is found to be inconsistent with the Policy, the Policy shall govern.
The FHLBC may, in its sole discretion, by proper action of the Board, amend the Policy at any time.

MEMBER PRODUCTS AND SERVICES
The FHLBC provides a variety of products and services to its members. The following information summarizes the types of products and services that may be available. Further details regarding these products, including pricing and fees, may be found in the Member Products Guide.
Advances
Purpose
Members may use advances to fund mortgage lending, accommodate seasonal cash needs, restructure their liability mix, maintain adequate liquidity, or support any sound business purpose in which they are authorized to engage. Long-term advances (advances with terms to maturity greater than five years) may only be used for the purpose of providing funds for housing finance. However, a Community Financial Institution (“CFI”) may also use long-term advances to finance small business, small farm and small agri-business loans. The FHLBC uses the amount of eligible residential housing finance assets on the member’s balance sheet as a proxy for the amount of long-term advances that may be provided in order to comply with applicable regulations.
Types of Advances
The FHLBC offers short- and long-term advances, amortizing and bullet payment advances, advances with fixed and floating interest rates, advances that adjust against a variety of indices, and advances that contain interest rate caps, floors and other options.
Pricing
The FHLBC prices its advances at or above its marginal cost of raising matching term and maturity funds in the marketplace, including embedded caps, floors or other options, and the administrative and operating costs associated with making such advances to members. The FHLBC also considers conditions in the credit markets and rates available to members from competing sources of funds.
Implementation of the FHLBC’s advance pricing procedure has been delegated by the Board to the President, who may in turn further delegate responsibility for determining such advance pricing procedures.
Differential Pricing
The FHLBC may offer reduced interest rates on:
•	Large volume borrowings (generally starting at $25 million and increasing to $100 million or greater);

•	First-time borrower advances; and

•	Community investment advances.

On large volume borrowings, members may be allowed to pool their advance requests in order to take advantage of such reduced interest rates. The FHLBC may, in pricing its advances, distinguish among members based upon its assessment of the risks to the FHLBC of lending to any particular member, or other reasonable criteria that may be applied equally to all members. The FHLBC is required by the Regulations to apply differential pricing criteria consistently and without discrimination to all members applying for advances.
Determination of any price differential will be contingent upon:
•	Market conditions at the time;

•	Hedging and other costs associated with the transaction;

•	The FHLBC’s asset/liability management needs, and

•	Members’ funding alternatives.
Prepayment Fees
Depending on the plan under which an advance is written, the advance may be prepaid. Unless otherwise specified, advances are prepayable only at par plus a prepayment fee, if any, calculated in accordance with the prepayment policy in effect at the time the advance is prepaid.
The FHLBC’s prepayment fee is designed to make the FHLBC financially indifferent to a member’s election to repay an advance prior to its stated maturity. The fee is calculated to compensate the FHLBC for the lost income and any costs resulting from the member’s decision to repay the advance prior to maturity. FHLBC reserves the right to (1) suspend the prepayment of advances when market conditions are extremely volatile and (2) decline to execute any advance prepayment that would negatively impact its net income.
On fixed rate, fixed term advances, the methodology for calculating the prepayment fee is a discounted cash flow analysis. If the discount rate is higher than the interest rate on the advance, the prepayment fee is zero. If the discount rate is lower than the interest rate on the advance, a prepayment fee will be assessed. The amount of the prepayment fee equals the present value of the difference between (a) the scheduled interest payments to be paid on the advance through remaining maturity at the interest rate on the advance and (b) the scheduled interest payments that would be collected on the advance through remaining maturity if it bore interest at the discount rate, plus the FHLBC’s cost of terminating or offsetting any related hedging or funding transactions. In normally functioning markets, the discount rate is generally the FHLBC’s estimated cost of funds at prepayment, which is the interest rate on consolidated obligations with the same remaining duration as the advance. The discount rate will be determined using information from the capital markets including, but not limited to, interest rates posted by the Office of Finance for new consolidated obligation issues and current market interest rates for existing FHLBC borrowings. The discount rate and cash flow analysis model is determined by the FHLBC solely at its discretion.

For advances with embedded options, the procedure for calculating the prepayment fee utilizes a model that accounts for the potential variability in future interest rates. The prepayment fee is calculated by discounting cash flows on the advance (including the potential future variability in such cash flows) at the discount rate (expressed as a spread to a market interest rate benchmark which is typically LIBOR). As a result, the prepayment fee equals the present value of the difference in option-adjusted spreads between the interest rate on the advance and the FHLBC’s current estimated cost of funds over the remaining option adjusted duration of the advance. Model results are interpreted by the FHLBC solely at its discretion.
For all advances, during periods of unusual market stress or dislocation, the FHLBC reserves the right to adjust the discount rate so that the FHLBC is financially indifferent to the prepayment. In such cases, the discount rate may differ significantly from the consolidated obligation bond rate. The discount rate and cash flow analysis model is determined by the FHLBC solely at its discretion. When possible, FHLBC will inform members of the assumptions underlying an advance prepayment fee.
Generally, the FHLBC will not waive prepayment fees. Pursuant to the Regulations, the Board, a designated committee thereof, or officer(s) specifically authorized by the Board, may waive a prepayment fee only if such prepayment will not result in an economic loss to the FHLBC. Any such waiver must subsequently be ratified by the Board. In determining whether or not to waive a prepayment fee, the FHLBC will apply consistent standards to all members. In addition, members may transfer outstanding advances to other members, provided however, that the FHLBC’s obligation to acknowledge the transfer is subject to the same credit underwriting, collateral and documentary requirements as a new FHLBC advance. In addition, the member acquiring the advance must meet applicable stock purchase requirements.
For advances issued prior to November 24, 2008, the prepayment fee applied will be the lower of that calculated in accordance with this Policy or that calculated in accordance with the policy in effect when the advance was issued.
Mortgage Partnership Finance® (MPF®) Program
Purpose
The MPF Program provides members who are Participating Financial Institutions (“PFIs”) with an alternative to holding mortgage loans in portfolio or selling them to other secondary market participants. The MPF Program allows the PFI to maintain its relationship with the customer by managing the marketing, servicing and credit risks of the mortgage transaction; while the FHLBC manages the funding, interest rate, liquidity and prepayment risks. The MPF Program offers both conventional and government products. The PFI may receive a credit enhancement fee for managing the credit risk in addition to retaining fees for origination and servicing. The credit enhancement fee varies with the degree of credit risk management provided and may be performance based depending on the product.

To become a PFI in the MPF Program, a member must submit an application. As part of the application review process, the FHLBC re-assesses the credit quality of the member, and reviews the member’s origination and servicing qualifications. The FHLBC’s credit evaluation is performed against the same underwriting criteria used for member access to the FHLBC’s other credit programs; the member’s expertise in originating and servicing mortgages is evaluated against standards outlined in the MPF Origination and Servicing Guides and the MPF Xtra™ Manual. Access to MPF Program products is subject to the terms and conditions of the PFI Agreement executed by the FHLBC and the member, and any other required documentation.
Anti-Predatory Lending Policy
The FHLBC supports the expansion of fair and equitable home ownership opportunities. To discourage predatory lending practices and to protect the FHLBC from potential liability, the FHLBC has adopted an Anti-Predatory Lending Mortgage Purchase Policy. The Anti-Predatory Lending Mortgage Purchase Policy is incorporated herein by reference as such policy may be amended from time to time. The Anti-Predatory Lending Mortgage Purchase Policy is published in the MPF Program Origination Guide which can be accessed via the FHLBC’s public website’s link to the eMPF® website.
Sub-Prime and Non-Traditional Mortgages
The FHLBC will not purchase mortgages under the MPF Program other than prime, “A” paper, non-jumbo, fixed-rate amortizing loans. Sub-prime loans are loans graded less than “A” paper and charged an above “A” paper market note rate.
The FHLBC will not purchase non-traditional mortgages under the MPF Program. Eligible MPF loans as defined by the MPF Program Underwriting Guide include loans either (1) manually underwritten using full documentation to “A”, prime paper underwriting requirements using the MPF Guides or (2) are underwritten using an approved Automated Underwriting System (“AUS”) with an “approve” or “accept” rating using the documentation type provided in the AUS feedback report.
Consequently, the FHLBC does not fund or purchase mortgage loans under the MPF Program that are originated as sub-prime loans, nor does it fund or purchase loans that would be considered non-traditional at origination. MPF Program loans made under an affordable housing or government insured/guaranteed program are not considered sub-prime.
MPF Products
FHLBC PFIs may sell conventional loans under the MPF Xtra product, and HUD 184 and RHS 502 loans under the MPF Government product, and such other products as may be announced by the FHLBC. Each MPF product offers unique features and benefits designed to provide each PFI with the most suitable and complementary MPF structure for its business strategies. MPF credit enhancement obligations, if any, are subject to the same credit underwriting, collateral, and documentation requirements as FHLBC advances.

Pricing
The goal of the MPF pricing policy is to provide for fair and equitable treatment to members participating in the MPF program. The FHLBC does not differentiate prices paid to members for mortgage loans purchased through the MPF Program.
The FHLBC may facilitate a member request by purchasing MPF eligible mortgage loans which have a gross note rate and/or delivery date not contained in the pricing and delivery date grids which are active and currently posted on the eMPF website. If the FHLBC purchases a loan which contains a non-standard gross note rate or non-standard delivery date, prices for loans with the same terms will be made available to all members upon request and will be updated throughout the day to reflect changes in market conditions.
MPF prices are developed by incorporating relevant mortgage and financial markets price observations and delivery date options which result in the posted pricing grids. Those markets include the US Treasury bill, note, and bonds markets, LIBOR swap spreads, and relevant over-the-counter mortgage markets including to-be-announced securities also know as TBA. Additional factors which are incorporated into the MPF posted price include product type, gross note rate, servicing fee, delivery date and other applicable loan terms and conditions.
Community Investment Programs
Purpose
The FHLBC offers a variety of programs that provide lower-cost financing and direct grants for programs that benefit affordable housing and community economic development activities. The FHLBC’s standards and policies regarding credit underwriting, collateral standards, advance pricing, and prepayment fees are applicable to all Community Investment Cash Advance (“CICA”) Programs. The details of the FHLBC’s Community Investment Programs are contained in the Community Investment section of the FHLBC’s public website.
Grant Programs
The Affordable Housing Program (“AHP”) provides subsidies for the purchase, construction and/or rehabilitation of affordable housing for very low-, low-, and moderate-income households. Members may submit competitive grant applications for affordable owner-occupied or rental housing projects.
Downpayment Plus® grants are available to participating members on a first-come, first-served basis. Grants assist very low-, low-, and moderate-income homebuyers with downpayment, closing costs, homebuyer counseling costs, and/or rehabilitation costs associated with the purchase of a home.

Advance Programs
The CICA Program offers credit products to support its members’ community lending initiatives. The FHLBC offers discounted advance programs for eligible community projects, including Community Investment Program advances to finance housing for very low-, low-, and moderate-income households and Community Economic Development Advances for community development projects. Standby, confirming and direct pay letters of credit are available to credit enhance tax-exempt or taxable bonds issued for affordable housing development or economic development projects. In all cases, the housing project or community economic development activity must meet program criteria. Member access to these products is subject to the same credit underwriting, collateral, and documentation requirements as access to FHLBC advances.
Pricing and Fees
The FHLBC offers reduced rates for CICA program advances, targeting community lending, and affordable housing. Discounted standby, confirming and direct-pay letters of credit are also available to credit enhance projects meeting CICA requirements.
Letters of Credit
Purpose
The FHLBC offers standby, confirming and direct-pay letters of credit that provide credit support or enhancement of obligations to a third-party beneficiary on behalf of members. Bond transactions supported by a FHLBC letter of credit may be tax-exempt or taxable and, if not housing related, must be a CICA-qualified transaction. Member access to these products is subject to the same credit underwriting, collateral, and documentation requirements as access to FHLBC advances. The FHLBC’s letters of credit are available to members for the following purposes:
•	Facilitating residential housing finance

•	Facilitating community lending

•	Assisting asset/liability management

•	Providing liquidity or other funding

•	Facilitating the collateralization of public unit deposits
FHLBC letters of credit must contain a specific expiration date or be for a definite term. Any transfer of a FHLBC letter of credit from the original beneficiary to another beneficiary requires the prior consent of the FHLBC.
Pricing and Fees
Letter of credit fees are based upon the letter of credit, i.e., whether standby, confirming, or direct pay and the purpose for which the letter of credit is issued. More detailed information regarding letter of credit pricing and fees is contained in Schedule A to the Policy.
A processing fee (calculated in accordance with the Regulations) is charged for the negotiation of drafts drawn by the beneficiary on a letter of credit.

In all cases, the member is required to pay attorney fees, accountant fees, and other out-of-pocket expenses associated with letters of credit and drafts drawn thereupon.
Risk Management Products
Purpose
The FHLBC offers risk management products (such as interest rate swaps, caps and floors), to assist members with their management of interest rate risk.
Members are responsible for evaluating the risk of entering into risk management contracts and whether such contracts are appropriate for their institution.
Member access to these products is subject to the same credit underwriting, collateral and documentary requirements as access to FHLBC advances. The FHLBC’s risk management products are also subject to the terms and conditions of the relevant International Swaps and Derivatives Association Master Agreement that must be executed by the FHLBC and the member, and any other required documentation.
Outstanding risk management contracts are periodically marked-to-market and are collateralized. Offsetting positions may be netted. The collateral loan value of pledged assets must be at least equal to the aggregate net market value of all risk management transactions, plus accrued payments, plus an amount for potential future exposure based upon the notional amount outstanding.
Pricing and Fees
Rates charged on risk management transactions are set by the FHLBC reflecting market conditions. Early termination fees where applicable will be detailed in all risk management product contracts.
Non-Credit Products and Services
Deposit Products
The FHLBC offers two interest-bearing deposit products: the Daily Investment Deposit (“DID”) account and term deposit instruments. Both products provide the member with the comfort of placing funds with the highly-rated FHLBC, while the member receives interest on the full deposit balance.
Services
The FHLBC offers various services, including safekeeping, wire transfers, check processing settlement and ACH.
Pricing for Non-Credit Products and Services
Non-credit products and services are more fully described in the Member Products Guide. A schedule of prices for the FHLBC’s non-credit products and services is set forth in Schedule A to the Policy.

MEMBER CREDIT POLICY
The FHLBC’s decision to grant, renew, limit, or deny credit and the terms and conditions of any such credit, are based on the FHLBC’s sole determination of each member’s creditworthiness.
This Policy encompasses all forms of direct and contingent credit extended to a member, including advances, letters of credit, MPF credit enhancement, credit exposure arising from derivatives, potential prepayment fees for advances, and credit exposure arising from transaction processing such as overdrafts.
This Policy describes the primary classes of collateral accepted and the methods for pledging. Details regarding the FHLBC’s collateral processes are found in the Collateral Guidelines.
Credit Quality Objective
The objective of the FHLBC is to incur no credit losses on member relationships. The FHLBC meets this objective through conservative credit and collateral policies designed to avoid credit losses.
To support this objective:
•	Member financial condition will be monitored regularly;

•	Credit will only be extended to members on a fully secured basis (where credit refers to any of the products described in the Policy);

•	Values assigned to eligible collateral and resulting borrowing capacity will be determined by the FHLBC in its sole discretion;

•	A member’s access to secured credit from the FHLBC in excess of 35% of its total assets is subject to additional reviews and approvals; and

•	Secured credit exposure to any member in excess of 75% of FHLBC regulatory capital plus a designated amount of subordinated notes, as reported in the most recent public statements of the FHLBC, is subject to additional reviews and approvals.
The FHLBC reserves the right to limit or restrict credit in amount and/or term and/or to modify collateral requirements if, in its judgment, an extension of credit would otherwise be inconsistent with the FHLBC’s objective.
Availability of Credit
The availability of credit to each member is based, among other things, on the financial condition of the member, the amount of FHLBC stock owned by the member, the adequacy of collateral pledged to the FHLBC to secure such credit, and the member’s compliance with the community support requirements for membership in the FHLBC.

Credit Availability
To be eligible to utilize FHLBC products, each member is required to:
•	Execute documentation as specified by the FHLBC;

•	Purchase and maintain the required level of capital stock in the FHLBC;

•	Maintain full collateral coverage of all secured credit extended by the FHLBC, in accordance with applicable collateral eligibility requirements;

•	Grant the FHLBC a secured lien on assets pledged to the FHLBC and assist it in the filing of Uniform Commercial Code financing statements and other documents that create and maintain its senior lien position;

•	Submit to periodic verification of the collateral eligibility of assets pledged to the FHLBC;

•	Only pledge collateral to the FHLBC that complies with the FHLBC’s Anti-Predatory Lending, Sub-Prime Lending and Non-Traditional Mortgage Policies (hereinafter defined);

•	Provide periodic information on assets pledged as eligible collateral as may be required by the FHLBC;

•	Provide regular and timely financial statements;

•	Immediately advise the FHLBC of any material change in the member’s financial or operating condition;

•	Immediately advise the FHLBC upon refiling previously filed regulatory financial reports;

•	Immediately advise the FHLBC of any regulatory enforcement actions taken against the member including Cease & Desist orders and Memoranda of Understanding, and provide the FHLBC with information necessary to monitor progress towards resolution; and

•	Provide other information the FHILBC requests to evaluate the member’s creditworthiness or the FHLBC’s collateral position.
Credit Analysis
The FHLBC will monitor the financial condition of members. In evaluating creditworthiness, the FHLBC considers trends in the financial performance of the member as well as trends in the financial performance of the member’s holding company and affiliates (if applicable) including:
•	Capital adequacy;

•	Asset quality, including levels of non-performing assets;

•	Liquidity, including reliance on brokered deposits;

•	Future earnings prospects;

•	Reserves for potential losses;

•	Portfolio concentrations;

•	Leverage;

•	Performance relative to peers;

•	External credit ratings, if applicable; and

•	Regulator CAMEL ratings and enforcement actions.

The FHLBC will also consider:
•	The member’s past compliance with the terms of the Policy, the Collateral Guidelines and the Advances, Collateral Pledge, and Security Agreement (the “Advances Agreement”);

•	Whether the member has engaged in any unsafe or unsound banking practices, has sustained operating losses, or has financial or managerial deficiencies, as determined by the FHLBC; and

•	Examination findings by a member’s state or federal regulator, to the extent that they are available.
Member Affiliate Pledges
Assets owned by an affiliate or subsidiary of a member (an “Affiliate”) may be pledged to secure credit extended to the member subject to the following requirements:
•	the Affiliate must provide the same information as the member outlined in the Credit Availability and Credit Analysis sections above and will be subject to the same credit quality, reporting and disclosure requirements as the member;

•	the Affiliate has been reviewed and approved by the Credit Department;

•	assets owned and pledged by the Affiliate are appropriately disclosed by member as owned and pledged by that Affiliate on all collateral reports submitted to the FHLBC;

•	the assets pledged by the Affiliate meet eligible collateral requirements;

•	the collateral is pledged to secure either the member’s obligation to repay the FHLBC or a surety or other agreement has been executed under which the Affiliate has assumed, along with the member, a primary obligation to repay the FHLBC; and

•	the FHLBC’s position as a senior secured lender is equivalent to what it would be if the assets were pledged directly by the member and such functional equivalence is supported by documentation the FHLBC deems adequate;
Special Provisions
General Restrictions on Credit Extensions
Restrictions on credit extensions include the following:
•	The aggregate outstanding advances made to any member may not exceed 20 times the amount of the member’s holdings of FHLBC capital stock;

•	The FHLBC will not entertain requests for new extensions of credit from a member without positive tangible capital, except when requested to do so in writing by the appropriate federal banking agency, regulator or insurer or the state regulator acting in a capacity similar to an appropriate federal banking agency, regulator or insurer;

•	The FHLBC will not grant new extensions of long-term credit to a member declared ineligible for long-term advances pursuant to the Community Support Requirements as provided for in the Regulations; however, short term credit may be extended to such members; and

•	Members may request extensions of credit for terms longer than five years only for the purpose of providing funds for residential housing finance. Community financial institution members may request longer term credit for the purpose of providing funds for small business, small farm and small agri-business loans.
“Restricted” Borrowing Status
Should the FHLBC determine that a member’s creditworthiness has deteriorated, the FHLBC may limit the member’s access to credit, and/or the member may be required to deliver collateral to support existing and new obligations at the discretion of the FHLBC and in an amount determined by the FHLBC.
A withdrawing member will not be able to enter into new transactions with a maturity date beyond the effective date of its withdrawal.
Collateralization of prepayment fees
Non-FDIC insured members, members who have not granted the FHLBC a blanket lien on assets, or members that the Credit Department determines exposes the FHLBC to elevated risk will be required to post collateral for the full amount of any potential prepayment fees.
Acceleration of Indebtedness
In the event that the FHLBC determines that the creditworthiness of a member does not meet the requirements of the FHLBC, the FHLBC may, without limitation of any of its rights upon the occurrence of an event of default under the Advances Agreement, accelerate all or a part of all advances owing to the FHLBC.
Default or Material Adverse Change
In the event of a default in the payment of principal and/or interest on any advance, or if the FHLBC reasonably and in good faith determines that a material adverse change has occurred in the financial condition of the member from that disclosed at the time of the making of any extension of credit or from the condition of the member as most recently disclosed to the FHLBC, or upon the occurrence of any other event of default under the Advances Agreement, the FHLBC has the right to declare all indebtedness to the FHLBC of the defaulting member immediately due and payable, subject to all applicable prepayment fees and charges, and to exercise all other rights and remedies provided to the FHLBC by the Advances Agreement and any other FHLBC agreements with the member.

COLLATERAL STANDARDS
FHLBC as Secured Lender
In accordance with the Act, the FHLBC must obtain sufficient collateral from members to protect it from losses in connection with providing the credit and non-credit products to members described in the Policy and in the Member Products Guide, and may accept as collateral only certain defined classes of assets, and must obtain and maintain a security interest in eligible assets at the time of an extension or renewal of credit. Members grant the FHLBC a lien on assets they pledge as collateral to ensure that credit extended by the FHLBC is fully secured at all times. Members may be required to deliver loans or pledge securities to secure their obligations.
The FHLBC reserves the right to accept, reject, or ascribe such value to collateral as the FHLBC deems necessary to protect its security interest.
As additional security for a member’s indebtedness, the FHLBC has a statutory lien on FHLBC capital stock owned by the member; however, this stock may not be used as collateral for extensions of credit.
Secured credit extended to members must be fully collateralized by assets that comply with FHLBC collateral eligibility requirements. The Collateral Guidelines provide details of the terms and conditions for pledging collateral, as well as more detailed descriptions of each type of eligible collateral listed below. Furthermore, the “Collateral Maintenance Level” referenced in the FHLBC’s Advances, Collateral Pledge and Security Agreement is set forth in the Collateral Guidelines.
Sub-Prime and Non-Traditional Mortgages
Consistent with its mission to support the housing market, the FHLBC primarily invests in and accepts as collateral residential mortgage-related assets. However, mortgages with sub-prime and/or non-traditional characteristics may suffer from higher delinquencies and greater loss severities than traditional, prime mortgages. Given the potential for heightened risk, the FHLBC will impose limits on securities collateral with these characteristics and may apply lower collateral values, or limit or restrict members from pledging these mortgages as collateral.
All loans pledged by a member as collateral to the FHLBC must comply with the “Interagency Guidance on Nontraditional Mortgage Product Risks” and “Statement on Subprime Mortgage Lending” (collectively, the “Interagency Guidance”) issued by the federal banking agencies in order to be eligible as collateral to the FHLBC. The Interagency Guidance defines “non-traditional” mortgages as closed-end mortgages that allow the borrower to defer payment of principal or interest. These loans include interest-only mortgages, payment-option mortgages, or negative-amortization mortgages.

There is currently no standard definition of “sub-prime” in the market. Consequently, the FHLBC will look to the federal banking regulators of its members for guidance on the attributes of sub-prime and non-traditional mortgages. Mortgages that were originated or acquired by a member after July 10, 2007 may be included in calculating the amount of advances that can be made to the member only if those mortgages comply with all aspects of the Interagency Guidance.
Non-Agency (Private-Label) MBS/CMO Investments and Collateral
Non-Agency (Private-Label) MBS/CMO pledged by members as collateral will be categorized in the same fashion as the FHLBC categorizes MBS investment under the Asset Liability Management Policy (“ALM Policy”) approved by the Board.
The ALM Policy categorizes Non-Agency MBS/CMO by “asset category”, with asset category designations determined by the majority of underlying mortgages in the security at origination, whether prime, sub-prime, or non-traditional.
Based on these categorizations, the FHLBC defines non-agency securities labeled “Subprime”, and “Option Arm”, “Alternative Documentation Fixed/Adjustable Rate (Alt-A)”, or “Interest First — Prime Fixed/Adjustable Rate (Interest First)” as non-traditional. The category in which a private-label security falls, its acceptance as collateral and the applicable haircut will be determined by the Credit Department.
Non-agency securities with sub-prime or non-traditional concentrations pledged by members as collateral are subject to concentration limits and may be subject to additional limits or other restrictions as determined by the FHLBC.
Member Mortgage Collateral
For member collateral purposes, the FHLBC will define sub-prime mortgage loans as loans pledged as collateral that have been originated by a member or its affiliate under a segregated Sub-prime Lending Program, as defined by the member’s regulator, and that are not subject to a guarantee by a government agency or covered against loss by insurance.
As discussed above, a member may only pledge loans to the FHLBC that comply with the Interagency Guidance, however, for purposes of FHLBC monitoring, “non-traditional” mortgages means closed-end, adjustable-rate mortgages that allow the borrower to defer payment of principal or interest, unless the mortgage is underwritten at the fully-indexed rate and contains annual caps on the amount by which the interest rate can be increased. The FHLBC will monitor these non-traditional mortgage volumes using data as disclosed in a member’s call report and Qualified Collateral Report (“QCR”).
Members will be required to notify the FHLBC if pledged collateral has been originated (or purchased) under their Sub-prime Lending Program. If they have such a program, the member will be required to provide information on the program and to identify the mortgages separately on their QCR. Members will also be required to notify the FHLBC if they are determined by their primary regulator to be non-compliant with their regulator’s sub-prime or non-traditional guidance.

Member mortgage collateral with sub-prime or non-traditional elements may be subject to additional restrictions or limits as determined by the FHLBC.
Anti-Predatory Lending Policies
The FHLBC supports the expansion of fair and equitable home ownership opportunities. To discourage predatory lending practices and to protect the FHLBC from potential liability, the FHLBC has adopted an Anti-Predatory Lending Collateral Policy and an Anti-Predatory Lending Mortgage Purchase Policy (collectively, the “Anti-Predatory Lending Policies”). The Anti-Predatory Lending Policies are incorporated herein by reference as such policies may be amended from time to time. The Anti-Predatory Lending Policies are available on the FHLBC’s public website.
Types of Eligible Collateral
Consistent with its mission to support the housing market, the FHLBC relies primarily on mortgage-related assets as collateral. The FHLBC has established eligibility criteria for each of the following classes of mortgage collateral.
•	First lien mortgages on 1-4 family residential properties;

•	Second lien mortgages on 1-4 family residential properties, including home equity lines of credit;

•	First lien mortgages on multi-family properties;

•	First lien mortgages on commercial properties (excluding multi-family properties) (“CRE Loans”)

•	Non-Agency (Private-Label) Mortgage Backed Securities (“MBS”) and Collateralized Mortgage Obligations (“CMO”) rated at least “AAA”; and

•	Real-estate related general obligation bonds issued by municipalities.
The FHLBC will also accept as collateral:
•	Securities issued or guaranteed by the United States Treasury;

•	Securities issued or guaranteed by United States agencies; and

•	Member deposits at the FHLBC.
Community Financial Institutions — Collateral
Community Financial Institutions (“CFIs”) for advance purposes are members with average total assets less than the published regulatory level using financial information drawn from the institution’s regulatory financial reports filed with its appropriate regulator for the three most recent calendar year-ends.
If a CFI institution is approved for membership by the FHLBC, once the eligible collateral types listed above have been encumbered, CFIs may also pledge:
•	Mixed-use farm properties;

•	Secured small farm loans;

•	Secured small business and small agri-business loans; and

•	Federal government- and agency-guaranteed loans.

The FHLBC determines CFI eligibility on April 1 of each year. If a member ceases to qualify as a CFI, its CFI collateral must be replaced by other forms of acceptable collateral, to the extent that it is available, and new credit may not be secured by CFI collateral.
Other Forms of Collateral
If the FHLBC deems itself to be under-collateralized and all types of eligible collateral listed above available to be pledged have been pledged to the FHLBC, then the FHLBC may, in its sole discretion, accept other non-eligible assets to secure the existing indebtedness; provided that such assets have a readily-ascertainable value and the FHLBC is able to perfect a security interest in such assets. No additional credit will be extended to the member until all existing and requested credit has been fully collateralized by eligible collateral.
Member Affiliate Pledges
Assets owned by an Affiliate of a member may be pledged to secure credit extended to the member as long as the assets are fully disclosed by the member and the Affiliate meets the requirements described in the Member Affiliate Pledges section of the Member Credit Policy discussed herein.
Housing Associate Collateral
In accordance with the Act, the FHLBC must obtain sufficient collateral from housing associates to protect it from losses, and may accept as collateral only certain defined classes of assets, and must obtain and maintain a security interest in eligible collateral at the time of a credit extension or renewal. Eligible collateral for housing associates will be accepted by the FHLBC as follows:
•	FHA mortgages and Ginnie Mae securities backed by FHA mortgages; and

•	If the housing associate has been certified as a State Housing Finance Agency (“SHFA”), credit extended to the SHFA to facilitate residential or commercial mortgage lending that benefits individuals or families meeting the income requirements in Section 142(d) or 143(f) of the Internal Revenue Code may be secured by additional types of collateral as more fully described in the Collateral Guidelines.
Housing associates grant the FHLBC a lien on assets they pledge as collateral to ensure that credit extended by the FHLBC is fully secured at all times. Housing associates may be required to deliver loans or pledge securities to secure their obligations. Housing associates are subject to the same requirements for documentation, pledging eligible collateral with a collateral value at least equal to the Collateral Maintenance Level, collateral verification, and collateral restrictions as described above for members. In addition, SHFAs wishing to pledge approved additional types of collateral must provide certain certifications regarding the use of credit to be provided by the FHLBC.

Housing associates cannot purchase FHLBC capital stock.
Collateral Arrangements
Collateral arrangements will vary depending on the nature of the borrower and the Credit Department’s evaluation of the member. While the FHLBC retains the right to require that collateral be delivered at any time, members generally have the ability to select among the following collateral options, subject to approval by the Credit Department:
•	“Blanket lien”, where collateral is reported to the FHLBC periodically on an Qualified Collateral Report (“QCR”);

•	“Listing”, where the member provides specific listings of pledged assets periodically;

•	“Delivery”, where assets are delivered to the FHLBC, or to an approved custodian, on behalf of the FHLBC; or

•	A combination of any of the above.
The maximum collateral values for each type of collateral are approved by the Board; however, the FHLBC may reduce collateral values for any class of collateral pledged by a member, based upon its judgment and at its sole discretion. In addition, the Credit Department must approve each type of collateral proposed to be pledged by a member. The Collateral Department will establish appropriate collateral values for non-eligible assets when reliance on such assets is necessary to fully secure credit extended by the FHLBC.
Regardless of the collateral arrangement, members must at all times ensure that they have pledged to the FHLBC eligible collateral with a collateral value at least equal to the Collateral Maintenance Level.
Members must inform the FHLBC immediately if the value of eligible assets decreases materially and must immediately repay credit extended or pledge additional eligible assets to ensure sufficient collateral coverage.
Blanket lien
Members approved for blanket lien status pledge eligible assets, deposits, capital stock, and certain other assets pursuant to the FHLBC’s Advances Agreement. These members may borrow against eligible assets without specifically listing, segregating or delivering the assets to the FHLBC, provided they meet all statutory and regulatory capital standards and the FHLBC’s credit underwriting standards (as determined by the FHLBC).
Members utilizing a blanket lien must submit a QCR at least quarterly to the FHLBC on the value of assets that are eligible as collateral. A QCR must be filed with the FHLBC in order to access credit.

Maximum Collateral Values under Blanket Arrangement Using Unpaid Principal Balance (UPB)
•	First lien mortgages on 1-4 family residential properties (up to 75%);

•	Closed-end second lien mortgages and revolving lines of credit on 1-4 family residential properties (up to 50%);
To the extent other categories of collateral are pledged by the member to the FHLBC under a blanket lien arrangement, collateral value for those categories of collateral will only be given under a listing arrangement. For CRE Loans, while the Bank will have blanket lien on the member’s CRE Loans for all outstanding credit (unless otherwise approved), in order for CRE Loans to be considered qualifying collateral, members are required to list or deliver CRE Loans.
Listing
Members on a listing arrangement also pledge eligible assets, deposit accounts, capital stock, and certain other assets pursuant to the Advances Agreement. However, members may choose to list certain classes of collateral in order to receive an increased collateral value. In addition, certain classes of assets are given collateral value only under a listing arrangement.
In order to take advantage of the higher collateral value available under a listing arrangement, or if the collateral class is one that is required to be listed, a specific, detailed listing of eligible assets must be provided in the form, substance, and frequency required by the FHLBC. The Credit Department may also restrict a member to a listing arrangement at its sole discretion.
Maximum Collateral Values under Listing Status
•	First lien mortgages on 1-4 family residential properties (up to 85%);

•	Closed-end second lien mortgages and revolving lines of credit on 1-4 family residential properties (up to 50%);

•	First lien mortgages on multi-family properties (up to 70%);

•	CRE Loans (up to 50%);

•	Small farm/agriculture loans (up to 50%); and

•	Small business loans (up to 50%).
Delivery
Certain classes of assets such as securities may only be pledged as collateral under a delivery arrangement. In addition, members may elect to deliver certain classes of collateral in order to obtain higher collateral values, or may be required by the Credit Department to deliver collateral.
Delivery will be required if:
•	The member does not meet the requirements for listing or blanket lien status;

•	The member is an insurance company;

•	The member is a housing associate;

•	The member does not have sufficient operating history to indicate stabilized performance, such as a de novo institution;

•	The member does not meet all of its statutory and regulatory requirements;

•	The member fails to meet any of the FHLBC’s underwriting standards for blanket lien status; or

•	The FHLBC determines that greater control of its collateral position is necessary.

All securities pledged as collateral must be delivered to the FHLBC or to an approved third-party custodian. Loans pledged as collateral and required to be delivered must be delivered to an approved third-party custodian.

Maximum Collateral Values under Delivery Arrangement
•	Loans that qualify as eligible collateral (up to 85%);

•	Securities issued or guaranteed by the United States Treasury or agencies of the United States government (up to 97%);

•	Federal government- and agency-guaranteed loans (up to 85%)

•	Private-Label MBS and CMO rated no less than “AAA” (up to 50%);

•	Real-estate related general obligation bonds issued by municipalities (up to 90%);

•	Member deposits at the FHLBC (up to 100%);

•	Other securities as specified in the Collateral Guidelines (up to 97%)
Collateral Verification
The FHLBC periodically reviews the existence, eligibility, and characteristics of assets pledged to it as collateral. The FHLBC will determine the frequency and scope of collateral verifications based on various factors, including but not limited to, the following:
•	Member’s credit risk profile, as determined by the FHLBC;

•	Member’s collateral pledge arrangement;

•	Member’s types and quality of assets pledged as collateral; and

•	Total FHLBC credit exposure to the member.
All collateral verifications must be conducted according to procedures established by the FHLBC and reported in a form acceptable to the FHLBC. Members may be required to pay fees and cover costs incurred by the FHLBC in connection with the completion of a collateral verification. The schedule of FHLBC fees charged for collateral verification is included in Schedule A to the Policy.
Collateral Restrictions
Restrictions on eligibility of assets as collateral are detailed in the Collateral Guidelines and include, but are not limited to:
•	Loans not current on principal and interest (ineligibility varies by loan type);

•	Loans that contain predatory characteristics as defined in the FHLBC Anti-Predatory Lending Collateral Policy;

•	Loans made to directors, officers, or employees of the borrowing member or of the FHLBC;

•	Private mortgage-backed securities that represent a share of only interest or only principal payments; represent a subordinate interest in the cash flows of the underlying mortgages; or represent an interest in any residual payments from the underlying mortgage pool; and

•	Securities deemed to be high-risk by the FHLBC in its sole discretion.
Collateral Valuation
Discounting Collateral
In order to protect the FHLBC from risk of loss in the event that the FHLBC must take possession and liquidate collateral, eligible collateral will be subject to a discount factor which is more commonly referred to as either margin or haircut. Discount factors will vary depending on the type of collateral as well as the method of pledging (blanket, listing or delivery). Minimum discount factors are subject to Board of Director approval, but the Credit Department may apply larger discount factors at its discretion, based on the risk of the member and the assets pledged to the FHLBC.
Should the results of a collateral verification determine that ineligible assets have been included in eligible collateral reported by a member the FHLBC’s Collateral Department may apply an additional Ineligible Discount Factor (IDF) to reduce the collateral value of the assets.
Calculating Collateral Value
Collateral value for assets pledged is equal to the product of (i) the Collateral’s valuation basis applicable to each collateral type multiplied by (ii) the complement of the discount factor applicable to each collateral type, which is stated as a percentage of the valuation basis. For these purposes, the complement of a haircut is defined as 1 minus the haircut. For example, if the haircut is .25 or 25%, the complement of the haircut is 1 minus .25 = .75 or 75%.
For example, if the valuation basis of eligible assets is $1,000 and the discount factor is 15%, the collateral value and resulting borrowing capacity is $850 (85%). This calculation is repeated for each type of collateral. Collateral values for all types of collateral are then added to determine the total collateral value available to support credit extended by the FHLBC.
Valuation Basis
•	The valuation basis for mortgage loans is either the current unpaid balance of the loans pledged or the current market value of the loans pledged.

•	The valuation basis for CRE Loans will be the each loan’s market value.

•	The valuation basis for a security is its market value.
Valuation bases will, in all cases, be determined by the FHLBC in its sole discretion.

TERMINATION OF MEMBERSHIP
If a member terminates its membership in the FHLBC, whether through merger, liquidation or voluntary withdrawal, the member will be required to maintain collateral at the FHLBC, and the member’s capital stock will not be redeemed, until such time as all credit (including contingent liabilities) are repaid and all other obligations are satisfied.
ADDITIONAL INFORMATION
Maintenance of Appropriate Systems, Procedures, and Internal Controls
The regulatory requirement that the FHLBC maintain appropriate systems, procedures, and internal controls is addressed and governed by requirements found in the FHLBC’s Enterprise Risk Management Policy. The Enterprise Risk Management Policy incorporates by reference all existing FHLBC policies that identify, manage and mitigate the FHLBC’s risk exposure, as well as the FHLBC’s information systems controls and operational procedures.
Maintenance of Operational Capacity and Personnel Capacity
The maintenance of appropriate operational capacity and personnel capacity is addressed annually as part of the FHLBC’s strategic planning and budget process, as well as on an ongoing basis throughout the year as part of prudent operational and personnel management.
APPROVED BY THE BOARD OF
DIRECTORS THIS 28TH DAY OF
APRIL 2009
Its Corporate Secretary
Mortgage Partnership Finance® and MPF® are registered trademarks of the Federal Home Loan Bank of Chicago.

Schedule A
Advances — Late Payments
The member shall pay to the FHLBC interest on any past due principal and interest at the greater of (1) the contract rate increased by 2.5% or (2) the interest rate on an Open Line of Credit advance increased by 2.5%.
Letters of Credit — Draw Processing Fee

	Annual
	Pricing
Public Unit Deposits	17.5	bps
Standby Non-CICA	35	bps
Standby CICA	25	bps
Direct Pay Non-CICA	50	bps
Direct Pay CICA	45	bps
Standard Fees:
•	Legal Administrative Fee: A one-time fee, ranging from $3500 to $7500 depending on the transactions requirements and complexity, to cover legal fees. A reduced Legal Administrative Fee may be applied to renewals of maturing letters of credit.

•	Transaction Draw Fee: Standby or Confirming: $250 per draw

•	Transaction Draw Fee: Direct Pay: $50 per draw
Deposit Account — Overdraft Fees
$50 per day overdrawn (beginning July 1, 2009) plus a Daily Investment Deposit account will be assessed the current DID interest rate plus four percent (4%) per annum for each day overdrawn.

Wire Transfers
Wire — Out	$7.50
Repetitive — Out	$5.50
Wire — In	$4.00
In — With Phone Advice	$7.00
International Surcharge	$25.00

Safekeeping
Receipt / Delivery Book Entry Security	$20.00
Receipt / Delivery DTC / PTC Security	$20.00
Receipt / Delivery Physical Security	$50.00
Mortgage-Backed Monthly Remittance	$5.00
To or From Pledge Status	$30.00

Safekeeping Annual Maintenance *
Current Face Amount Under $5 mm Fee	$200.00
Current Face Amount Over $5 mm Fee	$45.00/Million

*	Fees are calculated quarterly based upon the outstanding balance on the last day of the quarter times 1/4 of the stated annual fee.

Trade instructions received after 10:00 a.m. on settlement date	$10.00
Trades received without instructions	$25.00
Check Processing Settlement and ACH

Check Processing Settlement	Complimentary
ACH Settlement	Complimentary
Phone Information Requests	Free
Postage	Actual
Courier	Actual
Account Reconciliation Demand Processing

Truncated Volume	Per Item
0 - 7,500.09
7,501 - 10,000.08
10,001 - 12,500.07
12,501 - 15,000.06
15,001 - 25,000.055
25,001 - Over	.05

Non-Truncated Volume	Per Item
0 - 7,500.11
7,501 - 10,000.10
10,001 - 12,500.09
12,501 - 15,000.08
15,001 - 25,000.075
25,001 - Over	.07

Recons
Non-Encoded	.07
Encoded	.02
Stop Payments	$12.00
Photocopies	$3.00
Account Maintenance	$20.00/Month
Fine Sort or Special Processing	.01
Collateral Verification
Beginning January 1, 2010 members will be required to pay fees associated with the cost of on-site collateral verifications.